Exhibit 99.1

Cheetah Mobile Announces Fourth Quarter and Full Year 2020

Unaudited Consolidated Financial Results

BEIJING, March 23, 2021 — Cheetah Mobile Inc. (NYSE: CMCM) (“Cheetah Mobile” or the “Company”), a leading internet company, today announced its unaudited consolidated financial results for the fourth quarter and full year ended December 31, 2020.

Management Commentary

Mr. Sheng Fu, Cheetah Mobile’s Chairman and Chief Executive Officer, stated, “For the full year of 2020, Cheetah Mobile earned RMB1,559 million in revenues, and RMB417 million in GAAP net income attributable to our shareholders, despite the unfavorable macro environment. In 2020, we chose to strategically exit from overseas markets and focus our resources on the domestic market and the AI-related business. As a result, our total cost and expenses decreased by 50% year over year in 2020. In particular, the operating profits for our internet business increased to RMB190 million in 2020, from an operating loss of RMB78 million in 2019. Besides, we further divested our previous investments in 2020 to improve our cash flow.”

Mr. Thomas Ren, Cheetah Mobile’s Chief Financial Officer, commented, “Our balance sheet remained strong. As of December 31, 2020, we had approximately US$255 million in cash and cash equivalents, restricted cash, and short-term investments, as well as US$369 million in long-term investments. Our strong balance sheet provided us the flexibility to our continued investment in our home market and AI-related business.”

Fourth Quarter 2020 Consolidated Financial Results

REVENUES

Total revenues were RMB271.2 million (US$41.6 million) in the fourth quarter of 2020, representing a decrease of 55.7% year over year. The year-over-year decrease was primarily due to the suspension of the Company’s collaborations with Google since February 2020. Such year-over-year decrease was also a result of the Company’s disposal of certain gaming-related business and assets.

On February 21, 2020, the Company announced that the Company’s Google Play Store, Google AdMob, and Google AdManager accounts had been disabled, which adversely affected its ability to attract new users and generate revenue from Google. Given the unfavorable environment in the overseas markets, the Company has chosen to shift its focus from international markets to the domestic market. In 2020, the Company disposed certain gaming-related business and assets in the overseas markets. As a result, the Company expects the revenue contribution from its mobile game business to decrease in the foreseeable future. Post such disposals, Cheetah Mobile’s business primarily comprises of two segments. One is the Internet business, which includes its utility product on both the PC and mobile platforms in domestic market and a remaining and diminishing portion of its mobile game business. The other is AI and others. Therefore, the Company started reporting its revenues and operating profits by the below two business lines from this quarter. The Company has retrospectively revised segment information from the previous period to conform to the requisite presentation for the current period.

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Revenues from the Company’s internet business decreased by 56.0% year over year to RMB257.0 million (US$39.4 million) in the fourth quarter of 2020. Approximately 73.6% of the Company’s revenues from its internet business were generated by the utility products and related services, and the remaing was coming from the mobile game business.

Revenues from the AI and others decreased by 49.7% year over year to RMB14.2 million (US$2.2 million) in the fourth quarter of 2020. This decrease was primarily attributable to a decline in sale of consumer-facing AI-related products.

COST OF REVENUES AND GROSS PROFIT

Cost of revenues decreased by 59.4% year over year to RMB74.0 million (US$11.3 million) in the fourth quarter of 2020. The decrease was primarily due to reduced costs associated with the Company’s move to exit from overseas operation. Non-GAAP cost of revenues decreased by 59.5% year over year to RMB73.7 million (US$11.3 million) in the fourth quarter of 2020.

Gross profit decreased by 54.1% year over year to RMB197.2 million (US$30.2 million) in the fourth quarter of 2020. Non-GAAP gross profit decreased by 54.0% year over year to RMB197.5 million (US$30.3 million) in the fourth quarter of 2020.

Gross margin was 72.7% in the fourth quarter of 2020, compared to 70.2% in the fourth quarter of 2019. Non-GAAP gross margin was 72.8% in the fourth quarter of 2020, compared to 70.2% in the fourth quarter of 2019.

OPERATING INCOME/LOSS AND EXPENSES

Total operating expenses decreased by 77.6% year over year to RMB271.3 million (US$41.6 million) in the fourth quarter of 2020. Total non-GAAP operating expenses decreased by 59.7% year over year to RMB254.9 million (US$39.1 million) in the fourth quarter of 2020.

•

Research and development expenses decreased by 44.5% year over year to RMB85.2 million (US$13.1 million) in the fourth quarter of 2020. This decrease was primarily attributable to a reduction in the research and development personnel. Non-GAAP research and development expenses decreased by 42.0% year over year to RMB79.7 million (US$12.2 million) in the fourth quarter of 2020.

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•

Selling and marketing expenses decreased by 73.9% year over year to RMB89.9 million (US$13.8 million) in the fourth quarter of 2020. This decrease was mainly due to the reduction in promotional activities. Non-GAAP selling and marketing expenses decreased by 73.9% year over year to RMB89.5 million (US$13.7 million) in the fourth quarter of 2020.

•

General and administrative expenses decreased by 50.1% year over year to RMB87.3 million (US$13.4 million) in the fourth quarter of 2020. This decrease was primarily due to reduced general and administrative personnel and reduced professional service fees. Non-GAAP general and administrative expenses decreased by 52.2% year over year to RMB76.8 million (US$11.8 million) in the fourth quarter of 2020.

Operating loss was RMB74.2 million (US$11.4 million) in the fourth quarter of 2020, reduced from RMB780.4 million in the same period last year. Non-GAAP operating loss was RMB57.4 million (US$8.8 million) in the fourth quarter of 2020, reduced from RMB203.5 million in the same period last year.

•

Operating profit for the internet business was RMB75.6 million in the fourth quarter of 2020, significantly increased from an operating loss of RMB91.7 million in the same period last year due to reduced cost and expenses.

•	Operating loss for AI and others business was RMB133.0 million in the fourth quarter of 2020, compared to an operating loss of RMB111.8 million in the same period last year.

Share-based compensation expenses were RMB16.8 million (US$2.6 million) in the fourth quarter of 2020, compared to RMB31.3 million in the same period last year.

OTHER INCOME, NET

Other income, net was RMB102.3 million (US$15.7 million) in the fourth quarter of 2020, which was primarily due to increases in fair value of certain long-term investments.

NET INCOME ATTRIBUTABLE TO CHEETAH MOBILE SHAREHOLDERS

Net income attributable to Cheetah Mobile shareholders was RMB68.4 million (US$10.5 million) in the fourth quarter of 2020, compared to a net loss attributable to Cheetah Mobile shareholders of RMB821.2 million in the same period last year.

Non-GAAP net income attributable to Cheetah Mobile shareholders was RMB85.2 million (US$13.1 million) in the fourth quarter of 2020, compared to a non-GAAP net income attributable to Cheetah Mobile shareholders of RMB244.2 million in the same period last year.

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NET INCOME PER ADS

Diluted earnings per ADS was RMB0.49 (US$0.07) in the fourth quarter of 2020, compared to losses per ADS of RMB5.98 in the same period last year. Non-GAAP diluted earnings per ADS was RMB0.60 (US$0.09) in fourth quarter of 2020, compared to losses per ADS of RMB1.78 in the same period last year.

BALANCE SHEET

As of December 31, 2020, the Company had cash and cash equivalents, restricted cash, and short-term investments of RMB1,661.3 million (US$254.6 million).

SHARES ISSUED AND OUTSTANDING

As of December 31, 2020, the Company had a total of 1,403,070,144 Class A and Class B ordinary shares issued and outstanding. One ADS represents 10 Class A ordinary shares.

Fiscal Year 2020 Results

REVENUES

Total revenues decreased by 56.6% to RMB1,558.6 million (US$238.9 million) in 2020.

Revenues from the Company’s internet business decreased by 57.3% year over year to RMB1,471.9 million (US$225.6 million) in 2020. The year-over-over decrease was primarily due to the suspension of the Company’s collaborations with Google since February 2020, and the deconsolidation of LiveMe.

In 2020, approximately 53.1% of the Company’s revenues from the internet business were generated by its utility products and related services while the rest of its revenues were generated from the mobile game business.

Revenues from the AI and others decreased by 39.4% year over year to RMB86.7 million (US$13.3 million), mostly due to decline in sale of consumer-facing AI-related products.

COST OF REVENUES AND GROSS PROFIT

Cost of revenues decreased by 63.8% year over year to RMB449.0 million (US$68.8 million) in 2020. The year-over-year decrease was primarily due to a significant reduction in costs associated with the Company’s overseas business and the deconsolidation of LiveMe. Non-GAAP cost of revenues decreased by 63.9% year over year to RMB448.0 million (US$68.7 million) in 2020.

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Gross profit decreased by 52.7% year over year to RMB1,109.6 million (US$170.1 million) in 2020. Non-GAAP gross profit decreased by 52.7% year over year to RMB1,110.6 million (US$170.2 million) in 2020.

Gross Margin increased to 71.2% in 2020 from 65.4% in 2019. Non-GAAP gross margin increased to 71.3% in 2020 from 65.4% in 2019.

OPERATING INCOME/LOSS AND EXPENSES

Total operating expenses decreased by 52.5% year over year to RMB1,640.7 million (US$251.4 million) in 2020. Total non-GAAP operating expenses decreased by 43.9% year over year to RMB1,560.8 million (US$239.2 million).

•

Research and development expenses decreased by 40.3% year over year to RMB470.4 million (US$72.1 million) in 2020. The year-over-year decrease was mainly due to the decrease in R&D personnel, and the deconsolidation of LiveMe. Non-GAAP research and development expenses decreased by 39.3% year over year to RMB441.3 million (US$67.6 million).

•

Selling and marketing expenses decreased by 51.0% year over year to RMB763.8 million (US$117.1 million) in 2020. The year-over-year decrease was primarily due to the reduction in promotional activities, and the deconsolidation of LiveMe. Non-GAAP selling and marketing expenses decreased by 50.8% year over year to RMB764.9 million (US$117.2 million).

•

General and administrative expenses decreased by 31.8% year over year to RMB400.8 million (US$61.4 million) in 2020, which was mainly due to reduced general and administrative personnel and reduced professional service fees. Non-GAAP general and administrative expenses decreased by 33.4% year over year to RMB348.9 million (US$53.5 million).

Operating loss was RMB531.1 million (US$81.4 million) in 2020, compared to RMB1,110.9 million in 2019. Non-GAAP operating loss was RMB450.1 million (US$69.0 million) in 2020, compared to RMB437.8 million in 2019.

•

Operating profit for the internet business was RMB189.7 million in 2020, compared to an operating loss of RMB78.2 million in 2019, primarily due to a decrease in cost and expenses and the deconsolidation of LiveMe.

•	Operating loss for AI and others business was RMB640.6 million in 2020, compared to RMB359.6 million in 2019, attributable to the Company’s increased investment into its AI business.

Share-based compensation expenses decreased by 36.5% year over year to RMB81.0 million (US$12.4 million) in 2020, as more unvested awarded shares were forfeited in 2020.

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OTHER INCOME, NET

Other income, net was RMB977.0 million (US$149.7 million) in 2020, which was primarily due to the disposal of equity ownership in Bytedance Ltd. as well as the disposal of certain business and assets during 2020.

NET INCOME ATTRIBUTABLE TO CHEETAH MOBILE SHAREHOLDERS

Net income attributable to Cheetah Mobile shareholders was RMB416.7 million (US$63.9 million) in 2020, as compared to net loss attributable to Cheetah Mobile shareholders of RMB314.0 million in 2019.

Non-GAAP net income attributable to Cheetah Mobile shareholders was RMB497.7 million (US$76.3 million) in 2020, as compared to RMB359.1 million in 2019.

NET INCOME PER ADS

Diluted earnings per ADS was RMB3.01 (US$0.46) in 2020, as compared to loss per ADS of RMB2.51 in 2019. Non-GAAP diluted earnings per ADS was RMB3.59 (US$0.55) in 2020, as compared to non-GAAP diluted earnings per ADS of RMB2.40 in 2019.

Recent Development

Cheetah Mobile today announced that Mr. Pin Zhou has resigned as Director and Senior Vice President of the Company for personal reasons, effective March 31, 2021. Mr. Zhou’s resignation did not result from any disagreement with the Company.

Business Outlook

For the first quarter of 2021, the Company expects its total revenues to be between RMB165 million (US$25.3 million) and RMB215 million (US$33.0 million). This amount reflects the Company’s current and preliminary expectations.

Conference Call Information

The Company will hold a conference call on Tuesday, March 23, 2021, at 7:00 a.m. Eastern Time (or 7:00 p.m. Beijing Time) to discuss its financial results. Listeners may access the call by dialing the following numbers:

International: +1-412-902-4272

United States Toll Free: +1-888-346-8982

Mainland China Toll Free: 4001-201-203

Hong Kong Toll Free: 800-905-945

Conference ID: Cheetah Mobile

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The replay will be accessible March 30, 2021 by dialing the following numbers:

International: +1-412-317-0088

United States Toll Free: +1-877-344-7529

Access Code: 10152999

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.cmcm.com.

Exchange Rate

This press release contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars in this press release were made at a rate of RMB6.5250 to US$1.00, the exchange rate in effect as of December 31, 2020, as set forth in the H.10 statistical release of the Federal Reserve Board. Such translations should not be construed as representations that RMB amounts could be converted into U.S. dollars at that rate or any other rate, or to be the amounts that would have been reported under accounting principles generally accepted in the United States of America (“U.S. GAAP”).

About Cheetah Mobile Inc.

Cheetah Mobile is a leading Internet company. It has attracted hundreds of millions of monthly active users through its PC and mobile products. The Company’s advertising customers include direct advertisers and mobile advertising networks. Through the Company’s advertising products, advertisers can promote their products and services to a wide range of mobile users. The Company also provides value-added services to its users through the sale of premium services. Cheetah Mobile is committed to leveraging its cutting-edge artificial intelligence technologies to power its products and make the world smarter. It has been listed on the New York Stock Exchange since May 2014.

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Safe Harbor Statement

This press release contains forward-looking statements. These statements, including management quotes and business outlook, constitute forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in the forward-looking statements, including but are not limited to the following: Cheetah Mobile’s growth strategies; Cheetah Mobile’s ability to retain and increase its user base and expand its product and service offerings; Cheetah Mobile’s ability to monetize its platform; Cheetah Mobile’s future business development, financial condition and results of operations; competition with companies in a number of industries including internet companies that provide online marketing services and internet value-added services; expected changes in Cheetah Mobile’s revenues and certain cost or expense items; and general economic and business condition globally and in China. Further information regarding these and other risks is included in Cheetah Mobile’s filings with the U.S. Securities and Exchange Commission. Cheetah Mobile does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Use of Non-GAAP Financial Measures

This release contains the following non-GAAP financial measures:

•	Non-GAAP cost of revenues excludes share-based compensation expenses

•	Non-GAAP gross profit excludes share-based compensation expenses

•	Non-GAAP gross margin excludes share-based compensation expense

•	Total non-GAAP operating expenses exclude share-based compensation expenses and impairment of goodwill

•	Non-GAAP research and development expenses exclude share-based compensation expenses

•	Non-GAAP selling and marketing expenses exclude share-based compensation expenses

•	Non-GAAP general and administrative expenses exclude share-based compensation expenses

•	Non-GAAP operating profit/loss excludes share-based compensation expenses and impairment of goodwill

•	Non-GAAP net income/loss attributable to Cheetah Mobile shareholders excludes share-based compensation expenses and impairment of goodwill

•	Non-GAAP diluted income/loss per ADS excludes share-based compensation expenses and impairment of goodwill

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The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of share-based compensation expenses, which have been and will continue to be significant recurring expenses in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Cheetah Mobile Inc. Reconciliations of GAAP and Non-GAAP Results”.

Investor Relations Contact

Cheetah Mobile Inc.

Tel: +86 10 6292 7779 ext. 1600

Email: ir@cmcm.com

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CHEETAH MOBILE INC.

Condensed Consolidated Balance Sheets

(Unaudited, amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of
	December 31, 2019	December 31, 2020	December 31, 2020
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	983,004	1,299,658	199,181
Restricted cash	2,638	797	122
Short-term investments	1,369,118	360,803	55,295
Accounts receivable	469,276	225,637	34,580
Prepayments and other current assets	936,109	850,977	130,418
Due from related parties	233,255	202,476	31,031

Total current assets	3,993,400	2,940,348	450,627

Non-current assets:
Property and equipment, net	103,397	101,984	15,630
Right-of-use assets, net	183,563	17,729	2,717
Intangible assets, net	44,476	12,575	1,927
Investment in equity investees	194,473	216,126	33,123
Other long term investments	2,322,251	2,193,600	336,184
Due from related parties	25,533	23,881	3,660
Deferred tax assets	31,951	15,607	2,392
Other non-current assets	112,700	105,478	16,165

Total non-current assets	3,018,344	2,686,980	411,798

Total assets	7,011,744	5,627,328	862,425

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	87,524	103,970	15,934
Accrued expenses and other current liabilities	1,504,728	1,399,915	214,547
Due to related parties	92,210	50,800	7,785
Income tax payable	60,657	27,505	4,215

Total current liabilities	1,745,119	1,582,190	242,481

Non-current liabilities:
Deferred tax liabilities	82,847	60,502	9,272
Other non-current liabilities	189,231	184,632	28,296

Total non-current liabilities	272,078	245,134	37,568

Total liabilities	2,017,197	1,827,324	280,049

Shareholders’ equity:
Ordinary shares	225	234	36
Additional paid-in capital	2,649,342	2,726,619	417,873
Retained earnings	1,944,938	868,800	133,149
Accumulated other comprehensive income	337,773	163,340	25,033

Total Cheetah Mobile shareholders’ equity	4,932,278	3,758,993	576,091
Noncontrolling interests	62,269	41,011	6,285

Total equity	4,994,547	3,800,004	582,376

Total liabilities and equity	7,011,744	5,627,328	862,425

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CHEETAH MOBILE INC.

Condensed Consolidated Statements of Comprehensive Income (Loss)

(Unaudited, amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

	For The Three Months Ended
	December 31, 2019	September 30, 2020	December 31, 2020	December 31, 2020
	RMB	RMB	RMB	USD
Revenues	612,003	365,098	271,217	41,566
Internet business	583,698	343,802	256,976	39,384
AI and others	28,305	21,296	14,241	2,183

Cost of revenues (a)	(182,271)	(113,584)	(74,050)	(11,349)

Gross profit	429,732	251,514	197,167	30,217

Operating income and expenses:
Research and development (a)	(153,530)	(117,627)	(85,161)	(13,051)
Selling and marketing (a)	(343,993)	(165,547)	(89,944)	(13,785)
General and administrative (a)	(174,899)	(91,021)	(87,312)	(13,381)
Impairment of goodwill	(545,665)	—	—	—
Other operating income (expense)	7,910	(3,354)	(8,924)	(1,368)

Total operating income and expenses	(1,210,177)	(377,549)	(271,341)	(41,585)

Operating loss	(780,445)	(126,035)	(74,174)	(11,368)
Other income (expenses):
Interest income, net	18,849	7,228	2,077	318
Foreign exchange gain	5,478	32,690	22,203	3,403
(Loss) gain from equity method investments, net	(322)	3,115	(7,883)	(1,208)
Other (expense) income, net	(151,665)	378,297	102,286	15,676

(Loss) Income before taxes	(908,105)	295,295	44,509	6,821
Income tax benefit (expenses)	36,927	(31,794)	23,441	3,592

Net (loss) income	(871,178)	263,501	67,950	10,414
Less: net (loss) income attributable to noncontrolling interests	(50,020)	4,333	(486)	(74)

Net (loss) income attributable to Cheetah Mobile shareholders	(821,158)	259,168	68,436	10,488

(Loss) Earnings per share
Basic	(0.60)	0.18	0.05	0.01
Diluted	(0.60)	0.18	0.05	0.01

(Loss) Earnings per ADS
Basic	(5.98)	1.83	0.49	0.07
Diluted	(5.98)	1.82	0.49	0.07

Weighted average number of shares outstanding
Basic	1,374,016,957	1,416,988,202	1,419,268,065	1,419,268,065
Diluted	1,374,016,957	1,421,872,320	1,421,488,309	1,421,488,309
Weighted average number of ADSs outstanding
Basic	137,401,696	141,698,820	141,926,807	141,926,807
Diluted	137,401,696	142,187,232	142,148,831	142,148,831

Other comprehensive (loss) income, net of tax of nil
Foreign currency translation adjustments	(60,937)	(106,081)	(119,253)	(18,276)
Unrealized gain on available-for-sale securities, net	4,241	—	—	—

Other comprehensive loss	(56,696)	(106,081)	(119,253)	(18,276)

Total comprehensive (loss) income	(927,874)	157,420	(51,303)	(7,863)
Less: Total comprehensive (loss) income attributable to noncontrolling interests	(52,056)	3,563	(1,268)	(194)

Total comprehensive (loss) income attributable to Cheetah Mobile shareholders	(875,818)	153,857	(50,034)	(7,668)

CHEETAH MOBILE INC.

Condensed Consolidated Statements of Comprehensive Income (Loss)

(Unaudited, amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

	For The Three Months Ended
	September 30, 2020	December 31, 2020	December 31, 2020
(a) Share-based compensation expenses	RMB	RMB	USD
Cost of revenues	366	352	54
Research and development	5,099	5,429	832
Selling and marketing	(1,120)	470	72
General and administrative	2,782	10,501	1,609

Total	7,127	16,752	2,567

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CHEETAH MOBILE INC.

Reconciliation of GAAP and Non-GAAP Results

(Unaudited, amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for per share data )

	For The Three Months Ended December 31, 2020
	GAAP Result	Share-based Compensation	Non-GAAP Result	Non-GAAP Result
	RMB	RMB	RMB	USD
Revenues	271,217	—	271,217	41,566
Cost of revenues	(74,050)	352	(73,698)	(11,295)

Gross profit	197,167	352	197,519	30,271

Research and development	(85,161)	5,429	(79,732)	(12,219)
Selling and marketing	(89,944)	470	(89,474)	(13,713)
General and administrative	(87,312)	10,501	(76,811)	(11,772)
Other operating expense	(8,924)	—	(8,924)	(1,368)

Total operating income and expenses	(271,341)	16,400	(254,941)	(39,072)

Operating loss	(74,174)	16,752	(57,422)	(8,801)
Net income attributable to Cheetah Mobile shareholders	68,436	16,752	85,188	13,056

Diluted earnings per ordinary share (RMB)	0.05	0.01	0.06
Diluted earnings per ADS (RMB)	0.49	0.12	0.60
Diluted earnings per ADS (USD)	0.07	0.02	0.09

	For The Three Months Ended September 30, 2020
	GAAP Result	Share-based Compensation	Non-GAAP Result
	RMB	RMB	RMB
Revenues	365,098	—	365,098
Cost of revenues	(113,584)	366	(113,218)

Gross profit	251,514	366	251,880

Research and development	(117,627)	5,099	(112,528)
Selling and marketing	(165,547)	(1,120)	(166,667)
General and administrative	(91,021)	2,782	(88,239)
Other operating expense	(3,354)	—	(3,354)

Total operating income and expenses	(377,549)	6,761	(370,788)

Operating loss	(126,035)	7,127	(118,908)
Net income attributable to Cheetah Mobile shareholders	259,168	7,127	266,295

Diluted earnings per ordinary share (RMB)	0.18	0.01	0.19
Diluted earnings per ADS (RMB)	1.82	0.05	1.87

	For The Three Months Ended December 31, 2019
	GAAP Result	Share-based Compensation	Impairment of Goodwill	Non-GAAP Result
	RMB	RMB	RMB	RMB
Revenues	612,003	—	—	612,003
Cost of revenues	(182,271)	108	—	(182,163)

Gross profit	429,732	108	—	429,840

Research and development	(153,530)	15,995	—	(137,535)
Selling and marketing	(343,993)	1,058	—	(342,935)
General and administrative	(174,899)	14,155	—	(160,744)
Impairment of goodwill	(545,665)	—	545,665	—
Other operating income	7,910	—	—	7,910

Total operating income and expenses	(1,210,177)	31,208	545,665	(633,304)

Operating loss	(780,445)	31,316	545,665	(203,464)
Net loss attributable to Cheetah Mobile shareholders	(821,158)	31,316	545,665	(244,177)

Diluted loss per ordinary share (RMB)	(0.60)	0.02	0.40	(0.18)
Diluted loss per ADS (RMB)	(5.98)	0.23	3.97	(1.78)

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CHEETAH MOBILE INC.

Information about Segment

(Unaudited, amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for percentage)

	For The Three Months Ended December 31, 2020
	Internet Business	AI and others	Unallocated*	Consolidated
	RMB	RMB	RMB	RMB	USD
Revenue	256,976	14,241	—	271,217	41,566
Operating profit (loss)	75,559	(132,981)	(16,752)	(74,174)	(11,368)
Operating margin	29.4%	(933.8)%	—	(27.3)%	(27.3)%
	For The Three Months Ended September 30, 2020
	Internet Business	AI and others	Unallocated*	Consolidated
	RMB	RMB	RMB	RMB
Revenue	343,802	21,296	—	365,098
Operating profit (loss)	71,451	(190,358)	(7,127)	(126,035)
Operating margin	20.8%	(893.9)%	—	(34.5)%
	For The Three Months Ended December 31, 2019
	Internet Business	AI and others	Unallocated*	Consolidated
	RMB	RMB	RMB	RMB
Revenue	583,698	28,305	—	612,003
Operating loss	(91,714)	(111,750)	(576,981)	(780,445)
Operating margin	(15.7)%	(394.8)%	—	(127.5)%

*	Unallocated expenses refer to SBC expenses and goodwill impairment that are not allocated to individual segments.

CHEETAH MOBILE INC.

Reconciliation from Net Income Attributable to Cheetah Mobile Shareholders to Adjusted EBITDA (Non-GAAP)

(Unaudited, amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	For The Three Months Ended
	December 31, 2019	September 30, 2020	December 31, 2020	December 31, 2020
	RMB	RMB	RMB	USD
Net (loss) income attributable to Cheetah Mobile shareholders	(821,158)	259,168	68,436	10,488
Add:
Income tax (benefits) expenses	(36,927)	31,794	(23,441)	(3,592)
Interest income, net	(18,849)	(7,228)	(2,077)	(318)
Depreciation and amortization	16,108	17,297	14,172	2,172
Net (loss) income attributable to noncontrolling interests	(50,020)	4,333	(486)	(74)
Other expense (income), net	146,509	(414,102)	(116,606)	(17,871)
Share-based compensation	31,316	7,127	16,752	2,567
Impairment of goodwill	545,665	—	—

Adjusted EBITDA	(187,356)	(101,611)	(43,250)	(6,628)

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CHEETAH MOBILE INC.

Condensed Consolidated Statements of Comprehensive Income (Loss)

(Unaudited, amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

	For The Years Ended
	December 31, 2019	December 31, 2020	December 31, 2020
	RMB	RMB	USD
Revenues	3,587,695	1,558,613	238,868
Internet business	3,444,573	1,471,867	225,574
AI and others	143,122	86,746	13,294

Cost of revenues (a)	(1,241,932)	(449,031)	(68,817)

Gross profit	2,345,763	1,109,582	170,051

Operating income and expenses:
Research and development (a)	(787,329)	(470,412)	(72,094)
Selling and marketing (a)	(1,558,315)	(763,806)	(117,058)
General and administrative (a)	(587,457)	(400,794)	(61,424)
Impairment of goodwill	(545,665)	—	—
Other operating income (expense)	22,091	(5,684)	(871)

Total operating income and expenses	(3,456,675)	(1,640,696)	(251,447)

Operating loss	(1,110,912)	(531,115)	(81,396)
Other income (expenses):
Interest income, net	110,010	35,655	5,464
Foreign exchange gain	49	39,393	6,037
Gain (loss) from equity method investments, net	19,781	(12,683)	(1,944)
Other income, net	615,385	977,000	149,732

(Loss) Income before taxes	(365,687)	508,250	77,893
Income tax expenses	(7,904)	(97,090)	(14,880)

Net (loss) income	(373,591)	411,160	63,013

Less: net loss attributable to noncontrolling interests	(59,614)	(5,575)	(854)

Net (loss) income attributable to Cheetah Mobile shareholders	(313,977)	416,735	63,867

(Loss) Earnings per share
Basic	(0.25)	0.31	0.05
Diluted	(0.25)	0.30	0.05

(Loss) Earnings per ADS
Basic	(2.51)	3.05	0.47
Diluted	(2.51)	3.01	0.46

Weighted average number of shares outstanding
Basic	1,369,041,418	1,399,445,964	1,399,445,964
Diluted	1,369,041,418	1,418,004,484	1,418,004,484
Weighted average number of ADSs outstanding
Basic	136,904,142	139,944,596	139,944,596
Diluted	136,904,142	141,800,448	141,800,448

Other comprehensive income (loss), net of tax of nil
Foreign currency translation adjustments	77,097	(167,476)	(25,667)
Unrealized gain (loss) on available-for-sale securities, net	10,913	(7,250)	(1,111)

Other comprehensive income (loss)	88,010	(174,726)	(26,778)

Total comprehensive (loss) income	(285,581)	236,435	36,235
Less: Total comprehensive loss attributable to noncontrolling interests	(60,073)	(5,867)	(899)

Total comprehensive (loss) income attributable to Cheetah Mobile shareholders	(225,508)	242,302	37,134

CHEETAH MOBILE INC.
Condensed Consolidated Statements of Comprehensive Income (Loss)
(Unaudited, amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)
	For The Years Ended
	December 31, 2019	December 31, 2020	December 31, 2020
	RMB	RMB	USD
(a) Share-based compensation expenses
Cost of revenues	524	1,044	160
Research and development	59,771	29,091	4,458
Selling and marketing	3,818	(1,087)	(167)
General and administrative	63,327	51,934	7,959

Total	127,440	80,982	12,410

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CHEETAH MOBILE INC.

Reconciliation of GAAP and Non-GAAP Results

(Unaudited, amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for per share data )

	For The Year Ended December 31, 2020
	GAAP Result	Share-based Compensation	Non-GAAP Result	Non-GAAP Result
	RMB	RMB	RMB	USD
Revenues	1,558,613	—	1,558,613	238,868
Cost of revenues	(449,031)	1,044	(447,987)	(68,657)

Gross profit	1,109,582	1,044	1,110,626	170,211

Research and development	(470,412)	29,091	(441,321)	(67,635)
Selling and marketing	(763,806)	(1,087)	(764,893)	(117,225)
General and administrative	(400,794)	51,934	(348,860)	(53,465)
Other operating expense	(5,684)	—	(5,684)	(871)

Total operating income and expenses	(1,640,696)	79,938	(1,560,758)	(239,196)

Operating loss	(531,115)	80,982	(450,133)	(68,986)
Net income attributable to Cheetah Mobile shareholders	416,735	80,982	497,717	76,279

Diluted earnings per ordinary share (RMB)	0.30	0.06	0.36
Diluted earnings per ADS (RMB)	3.01	0.57	3.59
Diluted earnings per ADS (USD)	0.46	0.09	0.55

	For The Year Ended December 31, 2019
	GAAP Result	Share-based Compensation	Impairment of Goodwill	Non-GAAP Result
	RMB	RMB	RMB	RMB
Revenues	3,587,695	—	—	3,587,695
Cost of revenues	(1,241,932)	524	—	(1,241,408)

Gross profit	2,345,763	524	—	2,346,287

Research and development	(787,329)	59,771	—	(727,558)
Selling and marketing	(1,558,315)	3,818	—	(1,554,497)
General and administrative	(587,457)	63,327	—	(524,130)
Impairment of goodwill	(545,665)	—	545,665	—
Other operating income	22,091	—	—	22,091

Total operating income and expenses	(3,456,675)	126,916	545,665	(2,784,094)

Operating loss	(1,110,912)	127,440	545,665	(437,807)
Net (loss) income attributable to Cheetah Mobile shareholders	(313,977)	127,440	545,665	359,128
Diluted (loss) earnings per ordinary share (RMB)	(0.25)	0.09	0.40	0.24
Diluted (loss) earnings per ADS (RMB)	(2.51)	0.93	3.99	2.41

CHEETAH MOBILE INC.

Information about Segment

(Unaudited, amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for percentage)

	For The Year Ended December 31, 2020
	Internet Business	AI and others	Unallocated*	Consolidated
	RMB	RMB	RMB	RMB	USD
Revenue	1,471,867	86,746	—	1,558,613	238,868
Operating profit (loss)	190,428	(640,562)	(80,982)	(531,115)	(81,396)
Operating margin	12.9%	(738.4)%		(34.1)%	(34.1)%

	For The Year Ended December 31, 2019
	Internet Business	AI and others	Unallocated*	Consolidated
	RMB	RMB	RMB	RMB
Revenue	3,444,573	143,122	—	3,587,695
Operating loss	(78,180)	(359,627)	(673,105)	(1,110,912)
Operating margin	(2.3)%	(251.3)%		(31.0)%

*	Unallocated expenses refer to SBC expenses and goodwill impairment that are not allocated to individual segments.

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CHEETAH MOBILE INC.

Reconciliation from Net Income (Loss) Attributable to Cheetah Mobile Shareholders to Adjusted EBITDA (Non-GAAP)

(Unaudited, amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	For The Years Ended
	December 31, 2019	December 31, 2020	December 31, 2020
	RMB	RMB	USD
Net (loss) income attributable to Cheetah Mobile shareholders	(313,977)	416,735	63,867
Add:
Income tax expense	7,904	97,090	14,880
Interest income, net	(110,010)	(35,655)	(5,464)
Depreciation and amortization	65,461	68,545	10,505
Net loss attributable to noncontrolling interests	(59,614)	(5,575)	(854)
Other income, net	(635,215)	(1,003,710)	(153,825)
Share-based compensation	127,440	80,982	12,410
Impairment of goodwill	545,665	—	—

Adjusted EBITDA	(372,346)	(381,588)	(58,481)

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